UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		May 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Meade Instruments Corp. Full Name of Registrant
Former Name if Applicable
6001 Oak Canyon Address of Principal Executive Office (Street and Number)
Irvine, CA 92618 City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Management of Meade Instruments Corp. (the "Company") is in the process of finalizing the financial statements and related disclosures to be included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008. The Company has been in the process of amending its financial covenants and agreements contained in its principal United States credit facility. This process has caused delays in the final preparation and filing of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008. The Company expects to finalize the preparation of its Quarterly Report on Form 10-Q prior to July 20, 2008.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul E. Ross (Name)	949 (Area Code)	451-1450 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that its net sales were approximately $12.0 million for the fiscal quarter ended May 31, 2008 compared to $17.6 million for the same period last year. After excluding the gain on the sale of the Company's Redfield and Weaver brands, the Company also expects to report a net loss of approximately $2.6 million (or $0.11 per share) for the fiscal quarter ended May 31, 2008 compared to a net loss of $4.2 million (or $0.21 per share) in the same period last year.
Meade Instruments Corp. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 16, 2008	By	/s/ Paul E. Ross, SVP—Finance and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).